Techprecision Corporation
Bella Drive
Westminster, MA 01473

August 21, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention:  John Reynolds, Esq. Assistant Director

Re: Techprecision Corporation.
                Form SB-2; File No. 333-133509
Ladies and Gentlemen:

Techprecision Corporation (the “Company”), is filing amendment No. 4 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated August 8, 2007. Set forth below is the Company’s response to comments.

General

1.	We reissue comment four of our letter dated January 19, 2007. Please file on EDGAR a marked copy with each amendment reflecting the changes made in that amendment.

The Company is filing, on Edgar, a marked copy of the Amendment to show the changes from Amendment No. 3.

Prospectus Summary, page 3

2.
We note your response to comment seven of our letter dated January 19, 2007. It appears that since six months have passed from the issuance of the warrants they may be subject to the cashless exercise provisions. Provide clear disclosure if true, that the warrant holders may utilize cashless exercise of the warrants at any point prior to the effectiveness of the registration statement. Lastly, update as of the most recent practicable date the amount of warrants subject to this registration statement that have elected cashless exercise or that have indicated they will elect cashless exercise prior to effectiveness of the registration statement.

Although more than six months have passed since the issuance of the warrants, Barron Partners, the sole holder of the warrants, has advised the Company that it does not intend to utilize the cashless exercise provisions of the warrants prior to the effective date of this registration statement.

3.
We note that you indicate you have 10,049,000 shares of common stock outstanding. The principal shareholders table seems to reflect over 11 million shares held by affiliates. If individuals held in the table are deemed the beneficial owners of the same shares or if any of the amount reflected in the table relates to warrants or other securities that reflect the right to acquire common stock, please clearly reflect in a footnote to the principal stockholders table.

The number of outstanding shares of common stock reflected on balance sheets at March 31, 2007 (10,049,000) and June 30, 2007 (10,053,000) are correct. These numbers reflect all outstanding shares. Shares subject to stock grants that have not vested are not treated as outstanding shares on the respective balance sheet dates.

Securities and Exchange Commission
August 21, 2007

In the table of Principal Stockholders, both Stanoff Corporation and Howard Weingrow are shown as 5% stockholders because each of them owns beneficially more than 5% of the Company’s common stock. Because Mr. Howard Weingrow voting and dispositive control over the shares owned by Stanoff, the shares beneficially owned by Mr. Weingrow include both the shares owned by him and the shares owned by Stanoff. In order to avoid confusion we moved the following paragraph to be closer to the table and changed the last sentence to include the number of shares beneficially owned by Mr. Weingrow:

“Howard Weingrow, as president of Stanoff Corporation, has voting and dispositive control over the shares owned by Stanoff Corporation. Because Mr. Weingrow has voting and dispositive control over the shares owned by Stanoff, the shares owned by Stanoff are deemed to be beneficially owned by Mr. Weingrow. Thus, the 1,850,000 shares beneficially owned by Mr. Weingrow represents the 1,700,000 shares owned by Stanoff Corporation and the 150,000 shares owned by Mr. Weingrow individually.”

Risk Factors, page 8

4.
The prior risk factor relating to the bankruptcy of your predecessor would appear to still be a material risk, especially in light of the net income for only the recent fiscal year and the increased costs to the company upon its commencement as a reporting company, as clearly indicated in the risk factors section. Therefore, please add back the risk factor relating to the bankruptcy of your predecessor and discuss in greater detail the potential risk to your business. Add back disclosure throughout the prospectus - for example the MD&A and business sections.

The Company has added back the risk factor and other disclosure relating to the bankruptcy of the predecessor in response to the comments of the staff.

5.
Revise the last risk factor on page 10 to clearly discuss the past delays and postponements on specific contracts, as had been discussed in earlier amendments. Also, revise the risk factor to reflect the risk associated with postponements and delays, rather than the general statement currently listed.

The Risk Factor “Changes in delivery schedules and order specifications may affect our revenue stream.” has been revised to discuss the specific problems relating to delays and changes in the year ended March 31, 2007.

MD&A, page 22

6.
We note your response to comment 17 of our letter dated January 19, 2007. Please describe in detail what is covered by the limited guarantee. In addition, we note that the appraisal was provided by Avery Associates. Clarify any relationship between Avery Associates and the individuals participating in the purchase of your facilities. Lastly, it appears that the short term loan has been refinanced. Clarify whether the limited guarantee or any other similar provisions continued or were added as part of the refinancing. We may have further comment.

Securities and Exchange Commission
August 21, 2007

Language has been included in the MD&A to state that Avery Associates is an independent company, with no relationship with the Company, WM Realty or any of the Company’s or WM Realty’s principals. Mr. Levy issued his limited guarantee in connection with the refinancing. Both the MD&A and the disclosure under “Certain Relationships and Related Transactions” include a more detailed description of Mr. Levy’s guarantee as in effect upon the completion of the refinancing of the mortgage.

Business, page 37

7.
We note the following statement on page 38: “We are one of two companies currently capable of machining one-piece aluminum domes to the shape required by our customers.” Disclose the basis for your assertion. We may have further comment.

We deleted the reference to the Company being one of two companies, and now say that we are capable of machining one-piece aluminum domes to the shape required by our customers.

8.
We note the disclosure that in February 2007 you settled certain claims against the escrow fund. Disclose the claims that resulted in the settlement and discuss the impact it has had or may have upon operations, as relevant.

The claims against the escrow fund related to breaches of representations and warranties, relating to environmental matters and other breaches of representations and warranties, primarily relating to Ranor’s title to the real estate. The Company does not believe that these matters will have any ongoing effect on the Company’s business.

Environmental Compliance, page 40

9.
In light of the environmental concerns, consider adding a risk factor. Add disclosure throughout the prospectus — in particular in the summary and the MD&A. Also, disclose the remediation costs through the most recent financial statements, March 31, 2007.

We have added a risk factor, headed “Because of the nature of our business, we are subject to environmental regulations, and our failure to comply with these regulations could result in increased costs as well as penalties for violation of these regulations.” to discuss the risk of additional expenses and penalties for failure to comply with environmental regulations. We included similar language in the MD&A, under “Overview” and we expanded the disclosure in the business section under “Environmental Compliance.” The disclosure under “Environmental Compliance” includes a discussion of the costs incurred. There were no environmental expenses during the year ended March 31, 2007, since the costs that were anticipated to be incurred during the fiscal year had been accrued at March 31, 2006. The actual costs incurred during the fiscal year ended March 31, 2006 did not exceed the March 31, 2006 accrual.

10.	On page 41, please disclose whether or not you have resolved all matters regarding the environmental conditions in the vicinity of the metal chip bins.

Securities and Exchange Commission
August 21, 2007

Language has been included under “Environmental Compliance” to state that all work in the vicinity of the metal chip bins has been completed and we believe that the chip bins are in compliance with environmental regulations.

11.	Disclose the date the action was instituted. Also, explain the statement that the company will “vigorously consent the claimed penalty.”

The word “consent” is a typographical error. It should have been “contest.” We reached an informal settlement on the EPA’s claim pursuant to which we will pay a penalty of $106,000, which is disclosed under “Environmental Compliance.”

12.	We note the confidential treatment for portions of two purchase orders. The request for confidential treatment will be reviewed and comments will be issued separately.

We would appreciate it if the staff could advise us of the status of our request, which was filed with the Commission more than five weeks ago.

13.
We reissue comment 25 of our letter dated January 19, 2007. The discussion of environmental compliance focuses on the non-compliance problems that the company has been made aware of, rather than discussing the cost and effects of compliance with these laws. For example, clarify whether you have ongoing costs associated with environmental laws and whether material changes in these costs are likely to change as a result of the problems identified in this section.

We have included language to discuss the cost of compliance, which we do not expect will exceed $50,000 per annum.

Executive Compensation, page 45

14.
Disclose the dollar amount reflected in all other compensation for 2007 for Mr. Reindl that relates to payments under the management agreement to Techprecision LLC. Provide clear disclosure consistent with Item 402(b)(2)(ix) of Regulation S-B.

All of the amounts listed under the heading “Other Compensation” for Mr. Reindl -- $75,000 for the year ended March 31, 2007 and $7,500 for the year ended March 31, 2006, reflect his share of the payments to Techprecision LLC during those years. To make the language clear, we added the words “All of” at the beginning of the second sentence in the paragraph following the Summary Compensation Table. We believe that this disclosure is consistent with Item 402(b)(2)(ix) of Regulation S-B and that there are no other payments made or benefits provided to Mr. Reindl that are considered other compensation.

Recent Sales of Unregistered Securities, page II-2

15.
We reissue comment 34 of our letter dated January 19, 2007. Discuss the sophistication of the investors in each transaction, other than the February 24, 2006 transaction where you clearly state the investors are accredited investors.

Securities and Exchange Commission
August 21, 2007

We have revised the discussion in Item 26 to provide more information concerning the investors in the December 2005 private placement. The first paragraph under Item 26 states that the two investors, who invested a total of $102, are accredited investors.

Consolidated Financial Statements

General

16.	Please provide a current accountant’s consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

A currently dated accountants’ consent is included with the amendment.

Report of Independent Registered Public Accounting Firm, F-2

17.
We note the third paragraph of the audit report refers to your financial position as of March 31, 2006. Please revise to provide an audited balance sheet for that date or advise your auditors to revise their report accordingly.

The third paragraph of the auditors report has been revised.

Consolidated Statement of Cash Flows. F-6

18.
Tell us about your purpose of including the notation “do you need a separate line item for payment of mortgage loan since we have a line item for the mortgage loan” as disclosed in your cash flows from financing activities or remove such statement.

The language has been removed from the Consolidated Statements of Cash Flows.

Exhibits

19.
We note the reference on page 13 to the amended registration rights agreement. Please file this amended agreement as an exhibit and provide clear disclosure of the material terms of the amendment in the prospectus.

There is no separate document amending the registration rights agreement. Exhibit 10.14 covers both the securities purchase agreement and the registration rights agreement.

20.	We reissue comment 37 of our letter dated January 19, 2007. Revise the legality opinion to state the number of securities being registered for resale and upon which counsel opines.

Exhibit 5.1 has been amended to state the number of shares being registered for resale.

Exchange Act Filings

21.	Revise the Form 10-KSB for the year ended March 31, 2007 to conform to the applicable changes to the Form SB-2.

Securities and Exchange Commission
August 21, 2007

The Form 10-KSB is being revised and will be filed within the next few days.

Sarbanes-Oxley Section 302 Certifications

22.
Please confirm that, in all future Exchange Act filings, you will refer to your “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4c of your Sarbanes-Oxley Section 302 Certifications.

The Company will include the requested language in its future Exchange Act filings. This language was included in the Form 10-QSB for the quarter ended June 30, 2007.

The Company is seeking an effective date of August 30, 2007, and would appreciate any expedited treatment you could give to this filing.

Very truly yours,

/s/ James G. Reindl
James G. Reindl, CEO